1934 Act Registration No. 1-14696

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2004

China Mobile (Hong Kong) Limited

(Translation of registrant’s name into English)

60/F The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page

1.1	Announcement relating to Discloseable Transaction and Connected Transaction dated April 28, 2004

FORWARD-LOOKING STATEMENTS

The Announcement, constituting Exhibit 1.1 to this Form 6-K, contains forward-looking statements that are, by their nature, subject to significant risks and uncertainties. Such forward-looking statements include, without limitation, statements relating to the Company’s number of subscribers, growth prospects, market position, net profit, and financial and other performances.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in regulatory policies of the Ministry of Information Industry and other relevant government authorities, the effects of competition on the demand and price of the Company’s cellular services, any changes in wireless and related technology, which could affect the viability and competitiveness of the Company’s cellular networks and its cellular and other services, and changes in political, economic, legal and social conditions in China including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. In addition, the Company’s future network expansion and other capital expenditure and development plans are dependent on numerous factors, including the availability of adequate financing on acceptable terms, the adequacy of currently available spectrum or the availability of additional spectrum, the availability of transmission lines and equipment when required on acceptable terms, and the availability of qualified management and technical personnel.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE (HONG KONG) LIMITED

Date: April 28, 2004	By: /s/ Wang Xiaochu
Name: Wang Xiaochu
Title: Chairman and Chief Executive Officer

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Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is not an offer to sell or the solicitation of an offer to buy any securities.

CHINA MOBILE (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 941)

DISCLOSEABLE TRANSACTION AND CONNECTED TRANSACTION

SUMMARY

The “Acquisition”

China Mobile (Hong Kong) Limited (the “Company”) entered into a conditional sale and purchase agreement on 28 April 2004 (the “Acquisition Agreement”) to acquire, subject to certain conditions, from China Mobile Hong Kong (BVI) Limited (“CMBVI”), the Company’s immediate controlling shareholder, the entire interests in the mobile telecommunications companies indirectly owned by China Mobile Communications Corporation (“CMCC”) in Neimenggu (Inner Mongolia), Jilin, Heilongjiang, Guizhou, Yunnan, Xizang (Tibet), Gansu, Qinghai, Ningxia and Xinjiang and the entire interests in Jingyi Design Institute and China Mobile Communication Company Limited. CMCC indirectly owns 100% of the issued share capital of CMBVI.

Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile and Xinjiang Mobile (the “Target Provincial Companies”) are the leading providers of mobile telecommunications services in the provinces or autonomous regions in which they operate. As of 31 December 2003, the Target Provincial Companies had a total of approximately 24.50 million subscribers. Their estimated weighted average market share of mobile telecommunications subscribers was approximately 64.3% in the ten provinces and autonomous regions in which they operate as of 31 December 2003. As of that date, Neimenggu Mobile had approximately 3.08 million subscribers, Jilin Mobile had approximately 3.83 million subscribers, Heilongjiang Mobile had approximately 4.92 million subscribers, Guizhou Mobile had approximately 2.63 million subscribers, Yunnan Mobile had approximately 4.25 million subscribers, Xizang Mobile had approximately 0.31 million subscribers, Gansu Mobile had approximately 1.71 million subscribers, Qinghai Mobile had approximately 0.63 million subscribers, Ningxia Mobile had approximately 0.81 million subscribers and Xinjiang Mobile had approximately 2.33 million subscribers, which represented estimated market shares of mobile telecommunications subscribers of approximately 64.3%, 66.6%, 58.5%, 79.9%, 67.6%, 93.3%, 61.9%, 62.3%, 65.7% and 55.3%, respectively, in the provinces and autonomous regions in which they operate.

The Acquisition was negotiated and entered into on an arm’s length basis and on normal commercial terms. The total consideration for the Acquisition is US$3,650 million (equivalent to approximately HK$28,468.2 million and RMB30,210 million), and will consist of payment of an initial consideration of US$2,000 million (equivalent to approximately HK$15,599.0 million) on completion of the Acquisition and the payment of a deferred consideration of US$1,650 million (equivalent to approximately HK$12,869.2 million). The Company intends to finance the initial consideration by using existing internal cash resources and to finance the deferred consideration using internal cash resources and/or proceeds from future external financing, which may include bank financing, the possible issuance of bonds or other sources. The translations above relating to the consideration of the Acquisition between Hong Kong dollars and US dollars and between Renminbi and US dollars are based on the prevailing rate at 12:00 noon (New York City time) on the second Business Day preceding the date of this announcement, being HK$7.7995 = US$1.00 and RMB8.2768 = US$1.00.

The deferred consideration is payable fifteen years after the date of completion of the Acquisition. The Company may make early payment of all or part of the deferred consideration. The Company will pay interest to CMBVI at half-yearly intervals on the actual amount of deferred consideration remaining unpaid from the date of completion of the Acquisition. Interest is accrued daily and calculated at 2.595% per annum for the first two years after completion of the Acquisition, which was the two-year US dollar LIBOR swap rate at 11:00 a.m. (New York City time) on 26 April 2004, being the second Business Day preceding the date of the Acquisition Agreement. Thereafter, the interest rate will be adjusted every two years to equal the two-year US dollar LIBOR swap rate prevailing at 11:00 a.m. (New York City time) on the relevant Interest Determination Date. The payment of the deferred consideration and the interest payments can be made in Hong Kong dollars, RMB or US dollars (or other currencies as may be agreed by the Company and CMBVI). Any payment made in currencies other than US dollars will be accounted for based on the exchange rates between US dollars and such currencies prevailing at 12:00 noon (New York City time) on the second Business Day preceding the date of the Acquisition Agreement.

CMBVI currently owns approximately 75.7% of the issued share capital of the Company. The total assets of the Company and its existing subsidiaries (the “Listed Group”) as at 31 December 2003 was approximately RMB307,303 million (equivalent to approximately HK$288,250 million). The total assets of the Target BVI Companies (as defined below) and their subsidiaries, which are the subject of the Acquisition, were approximately 13.9% of the total assets of the Listed Group as of 31 December 2003. For the financial year ended 31 December 2003, the revenue attributable to the Target BVI Companies and their subsidiaries, was approximately 13.0% of the revenue of the Listed Group. The consideration for the Acquisition represented approximately 6.9% of the total market capitalisation of the Company as of 26 April 2004. Accordingly, under The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) (the “Listing Rules”), the Acquisition constitutes both a discloseable transaction and a connected transaction for the Company and is conditional upon, among other things, the approval of the Acquisition by the shareholders of the Company, other than CMBVI and its associates (as defined in the Listing Rules) (the “Independent Shareholders”) at an extraordinary general meeting of shareholders of the Company to be convened for this purpose. The vote of the Independent Shareholders at the extraordinary general meeting shall be taken by poll.

The board of directors of the Company takes the view that the terms of the Acquisition are fair and reasonable and in the interests of the Company and its investors. An Independent Board Committee (as defined below) has been established to advise the Independent Shareholders as to whether the terms of the Acquisition are fair and reasonable from a financial perspective so far as the Independent Shareholders are concerned. N M Rothschild & Sons (Hong Kong) Limited (“Rothschild”) has been retained as the independent financial adviser to the Independent Board Committee and the Independent Shareholders.

China International Capital Corporation (Hong Kong) Limited, Goldman Sachs (Asia) L.L.C. and UBS Investment Bank are the financial advisers to the Company in respect of the Acquisition.

Despatch of Shareholders’ Circular

A circular containing, among other things, details of the terms of the Acquisition, a letter from the Independent Board Committee, a letter from Rothschild, further financial information of the Target Companies, and a notice to shareholders of the Company convening an extraordinary general meeting to approve the terms of the Acquisition will be despatched to the shareholders and, for information only, Noteholders and Convertible Noteholders of the Company as soon as practicable.

THE ACQUISITION AGREEMENT

Date:

28 April 2004

Parties:

Vendor:	China Mobile Hong Kong (BVI) Limited

Purchaser:	China Mobile (Hong Kong) Limited

Warrantor:	China Mobile Communications Corporation

Transaction:

The Company has agreed, subject to certain conditions, to acquire from CMBVI the entire issued share capital of each of the following companies:

(a)	Neimenggu Mobile (BVI) Limited

(b)	Jilin Mobile (BVI) Limited

(c)	Heilongjiang Mobile (BVI) Limited

(d)	Guizhou Mobile (BVI) Limited

(e)	Yunnan Mobile (BVI) Limited

(f)	Xizang Mobile (BVI) Limited

(g)	Gansu Mobile (BVI) Limited

(h)	Qinghai Mobile (BVI) Limited

(i)	Ningxia Mobile (BVI) Limited

(j)	Xinjiang Mobile (BVI) Limited

(k)	Beijing P&T Consulting & Design Institute (BVI) Limited

(l)	China Mobile Communication (BVI) Limited

CMBVI is the sole legal and beneficial owner of the entire issued share capital of each of the Target BVI Companies.

Each of the Target BVI Companies was incorporated by CMBVI on 4 March 2004 in the British Virgin Islands with limited liability. The sole business of the Target BVI Companies is investment holding in the respective Target Companies.

Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xinjiang Mobile, Jingyi Design Institute and CMC were established on 16 January 2004, 18 January 2004, 2 February 2004, 19 January 2004, 19 January 2004, 9 February 2004, 29 January 2004, 2 February 2004, 30 January 2004, 3 February 2004, 15 March 2004 and 27 February 2004, respectively. Pursuant to a series of transfers, CMCC, through CMHKG and CMBVI, transferred its entire interests in the Target Companies to the respective Target BVI Companies. CMCC owns 100% of the economic interest of CMHKG which, in turn, owns 100% of CMBVI.

The Acquisition is in respect of the entire issued share capital of all twelve Target BVI Companies. Unless the entire issued share capital of all twelve Target BVI Companies can be acquired, the Acquisition will not proceed. Upon completion of the Acquisition, each of the Target BVI Companies will become a wholly-owned subsidiary of the Company.

The following depicts the corporate structure of the Company, with its principal operating subsidiaries, following completion of the Acquisition:

(1)	CMCC owns 100% of the economic interest in CMHKG.

(2)	Aspire Holdings Limited is a 66.41% owned subsidiary of the Company incorporated in the Cayman Islands in June 2000 and is engaged in the provision of wireless data and Internet enabling technologies, applications and service platforms.

(3)	Nineteen of the existing twenty-one provincial operating subsidiaries and the twelve Target Companies are, and will be, held by the Company through thirty-one companies incorporated in the British Virgin Islands.

Consideration and Payment:

The Acquisition was negotiated and entered into on an arm’s length basis and on normal commercial terms. The total consideration for the Acquisition is US$3,650 million (equivalent to approximately HK$28,468.2 million and RMB30,210 million), and will consist of payment of an initial consideration and a deferred consideration.

The initial consideration of US$2,000 million (equivalent to approximately HK$15,599.0 million) will be satisfied on completion of the Acquisition by payment in cash to CMBVI, in HK dollars, RMB, US dollars or a combination of the above currencies.

The deferred consideration, in the amount of US$1,650 million (equivalent to approximately HK$12,869.2 million), represents the difference between the total consideration and the initial consideration. The Company will pay interest to CMBVI at half-yearly intervals on the actual amount of deferred consideration remaining unpaid from the date of completion of the Acquisition. Interest is accrued daily and is calculated at 2.595% per annum for the first two years after completion of the Acquisition, which was the two-year US dollar LIBOR swap rate at 11:00 a.m. (New York City time) on 26 April 2004, being the second Business Day preceding the date of the Acquisition Agreement. Thereafter, the interest rate will be adjusted every two years to equal the two-year US dollar LIBOR swap rate prevailing at 11:00 a.m. (New York City time) on the relevant Interest Determination Date. The translations above relating to the consideration of the Acquisition between Hong Kong dollars and US dollars and between Renminbi and US dollars are based on the prevailing rate at 12:00 noon (New York City time) on the second Business Day preceding the date of this announcement, being HK$7.7995 = US$1.00 and RMB8.2768 = US$1.00.

The deferred consideration is subordinated to other senior debts of the Company incurred from time to time including, but not necessarily limited to, the US$600 million Notes and the US$690 million Convertible Notes issued by the Company in 1999 and 2000, respectively. The deferred consideration is payable fifteen years after the date of completion of the Acquisition. The Company may make early payment of all or part of the deferred consideration, from time to time, at any time after completion of the Acquisition, without penalty. Any early payment can be made only if it does not have a significant impact on the Company’s ability to repay any senior debt to which the deferred consideration is subordinated.

The payment of the deferred consideration and the interest payments can be made in Hong Kong dollars, RMB or US dollars (or other currencies as may be agreed by the Company and CMBVI). Any payment made in currencies other than US dollars will be accounted for based on the exchange rates between US dollars and such currencies prevailing at 12:00 noon (New York City time) on 26 April 2004, being the second Business Day preceding the date of the Acquisition Agreement.

As a result of the Acquisition, the Company will assume the net indebtedness of the Target Companies, which amounted to approximately RMB3,878 million (equivalent to approximately US$469 million or HK$3,638 million) as of 31 December 2003.

The consideration for the Acquisition was determined based on various factors, including the quality of the assets being acquired and their long-term growth prospects, their current and future earnings potential, current financial positions and future investment needs, as well as by reference to other financial and operational factors.

The consideration for the Acquisition will represent 9.69 times the combined 2004 forecast net profit of approximately RMB3,117 million (equivalent to approximately HK$2,924 million) of the Target Group. In addition, the enterprise value of the Target Group of RMB34,088 million (equivalent to approximately HK$32,122 million, calculated using the prevailing exchange rate on the second Business Day preceding the date of this announcement) will represent a multiple of 2.85 times the combined 2004 forecast adjusted EBITDA of approximately RMB11,971 million (equivalent to approximately HK$11,229 million) of the Target Group. The number of subscribers of the Target Provincial Companies is estimated to reach 28.93 million as of 31 December 2004 and the operating revenue of the Target Group for the year 2004 is expected to maintain double-digit growth. The forecast combined net profit and combined adjusted EBITDA of the Target Group are based on certain prospective financial information prepared by the Company and the Target Companies.

Conditions of the Completion of the Acquisition:

Completion of the Acquisition is conditional upon the fulfilment of certain conditions on or before 30 September 2004, or such later date as CMBVI and the Company may agree. These conditions include:

(a)	the passing of resolutions by the Independent Shareholders approving the Acquisition;

(b)	there having been no material adverse change to the financial condition, business operations, or prospects of any of the Target BVI Companies or the Target Companies; and

(c)	the receipt of various approvals and registrations from the relevant PRC regulatory authorities.

Completion of the Acquisition:

The Acquisition shall be completed following the fulfilment (or waiver) of the above conditions, and is expected to take place on 1 July 2004, or such other date as may be agreed between CMBVI and the Company, following notification by the Company to CMBVI of the fulfilment or waiver of all the conditions. If any of the above-mentioned conditions is not fulfilled or waived by 30 September 2004, or such other date as CMBVI and the Company may agree, the Acquisition Agreement shall lapse.

REASONS FOR AND BENEFITS OF THE ACQUISITION

The Acquisition is an important milestone for the Company. Upon completion of the Acquisition, the Listed Group will be able to extend its network coverage and provide mobile services to all provinces, autonomous regions and directly administered municipalities throughout Mainland China. The Acquisition represents an attractive opportunity for the Listed Group to consolidate its position as the market leader and to further capitalise on the growth potential of the Chinese telecommunications industry and create value for investors.

The Directors believe that contiguous coverage throughout the country will enhance the economies of scale of the Listed Group’s operations and will enable the Listed Group to provide better services to its existing and future customers. The integration of telecommunications operations throughout the country under the Listed Group will permit the effective implementation of a unified development strategy throughout the country.

Each of the Target Provincial Companies is the leading provider of mobile telecommunications services in its respective region. The Target Provincial Companies have experienced significant growth in the total number of subscribers from approximately 13.85 million as of 31 December 2001 to approximately 24.50 million as of 31 December 2003. The Directors believe that the Acquisition will enhance the Listed Group’s leading position in the mobile telecommunications market in China.

On a pro forma basis, based on information as of 31 December 2003, the number of subscribers of the Listed Group will increase from approximately 141.62 million before the Acquisition, or approximately 52.7% of all mobile subscribers in Mainland China as of such date, to approximately 166.12 million after the Acquisition or approximately 61.8% of all mobile subscribers in Mainland China as of such date. The Acquisition will expand the areas where the Listed Group operates. The population in these areas will increase from approximately 1.05 billion to approximately 1.29 billion. The Directors believe that the Acquisition will provide a solid foundation for the Listed Group’s future growth.

Upon completion of the Acquisition, the Listed Group will consolidate the network and business coordination functions of the thirty-one provinces, autonomous regions and directly administered municipalities throughout the country through CMC, thereby ensuring the efficient implementation of network expansion and improvement strategies and the promotion of management efficiency and operational synergies. Furthermore, with the integration of the design and consulting functions of Jingyi Design Institute, the Listed Group can better control the quality of network design and planning.

FINANCING OF THE ACQUISITION

The Company intends to finance the initial consideration by using existing internal cash resources.

The Company intends to finance the deferred consideration using internal cash resources and/or proceeds from future external financing, which may include bank financing, the possible issuance of bonds or other sources.

INFORMATION ON THE TARGET COMPANIES

Industry Background

The telecommunications industry in Mainland China has experienced rapid growth over the last three years. Mainland China is the world’s largest telecommunications market in terms of the overall number of subscribers. According to the MII, fixed line subscribers increased from approximately 180 million at the end of 2001 to approximately 263 million at the end of 2003 with an average compound growth rate of approximately 20.8% per annum. Over the same period, mobile telecommunications subscribers increased from approximately 145 million to approximately 269 million with an average compound growth rate of approximately 36.2% per annum. Since October 2003, the total number of mobile telecommunications subscribers has exceeded the total number of fixed line subscribers. The mobile telecommunications sector is one of the fastest growing sectors within the telecommunications industry in Mainland China.

Even though there has been rapid growth in the number of mobile telecommunications subscribers in recent years, the mobile penetration rate in Mainland China is still relatively low compared with other more developed international markets. Given the rapid growth of the economy in Mainland China, the mobile telecommunications market has significant potential for future growth.

Currently, the principal operators in the mobile telecommunications industry in Mainland China are CMCC (including the Listed Group) and China Unicom. China Telecommunications Corporation, China Netcom Group and China Railcom are the principal operators in the wireline telecommunications industry in Mainland China.

The MII regulates the telecommunications industry and provides industry policy guidance as well as exercising regulatory authority over all telecommunications service providers in Mainland China.

Market Environment of the Target Provincial Companies

As of 31 December 2003, the total population in the ten provinces and autonomous regions in which the Target Provincial Companies operate was approximately 231 million, the GDP per capita was approximately RMB7,292, and the weighted average fixed line and mobile penetration rates were approximately 16.3% and 16.8%, respectively. The following table sets forth certain market environment data for Neimenggu (Inner Mongolia), Jilin, Heilongjiang, Guizhou, Yunnan, Xizang (Tibet), Gansu, Qinghai, Ningxia and Xinjiang for the periods indicated:

	As of or for the year ended 31 December
	2001	2002	2003
Population (in thousands)(1)
Neimenggu (Inner Mongolia)	23,775	23,786	23,878
Jilin	26,908	26,994	27,037
Heilongjiang	38,110	38,130	38,150
Guizhou	37,985	38,373	38,765
Yunnan	42,874	43,331	43,756
Xizang (Tibet)	2,630	2,670	2,710
Gansu	25,753	25,926	26,033
Qinghai	5,231	5,286	5,338
Ningxia	5,632	5,715	5,799
Xinjiang	18,760	19,050	19,340

Total	227,658	229,261	230,806

	As of or for the year ended 31 December
	2001	2002	2003
GDP per capita (RMB)(1)
Neimenggu (Inner Mongolia)	6,502	7,291	8,765
Jilin	7,553	8,321	9,327
Heilongjiang	9,344	10,181	11,620
Guizhou	2,856	3,088	3,339
Yunnan	4,839	5,152	5,619
Xizang (Tibet)	5,247	6,030	6,716
Gansu	4,165	4,480	4,998
Qinghai	5,754	6,451	7,308
Ningxia	5,291	5,757	6,639
Xinjiang	7,918	8,390	9,157

Weighted average	5,971	6,486	7,292

Fixed line penetration rate (%)(2)
Neimenggu (Inner Mongolia)	10.8	13.1	18.1
Jilin	15.3	17.7	22.1
Heilongjiang	15.1	17.5	23.0
Guizhou	6.0	7.2	8.7
Yunnan	8.3	10.2	11.1
Xizang (Tibet)	5.8	7.5	10.3
Gansu	9.6	12.5	15.5
Qinghai	9.0	11.0	14.4
Ningxia	12.4	15.0	17.5
Xinjiang	12.1	16.9	21.6

Weighted average	10.7	13.0	16.3

Mobile penetration rate (%)(2)
Neimenggu (Inner Mongolia)	9.6	14.6	19.8
Jilin	12.3	17.1	23.3
Heilongjiang	13.3	17.8	22.3
Guizhou	4.8	6.5	8.6
Yunnan	7.9	11.7	14.3
Xizang (Tibet)	4.3	8.0	12.0
Gansu	5.6	8.0	10.6
Qinghai	8.8	14.7	18.6
Ningxia	7.7	13.1	21.2
Xinjiang	9.4	15.8	21.9

Weighted average	8.9	12.8	16.8

(1)	Sources: 2001 and 2002 Provincial Statistical Yearbooks with respect to the data for the years 2001 and 2002. The data for the year 2003 are estimated by the Target Provincial Companies.

(2)	Source: Calculated according to data published by the MII.

Operations of the Target Provincial Companies

The Target Provincial Companies are the leading providers of mobile telecommunications services in the respective provinces or autonomous regions in which they operate. The Target Provincial Companies currently offer mobile telecommunications services using GSM technology, and their networks cover virtually all of the cities and counties and the major roads and highways within their respective geographic regions. Each of the Target Provincial Companies is also a major provider of wireless data services and an important provider of Internet Protocol (“IP”) telecommunications services within the geographical region in which it operates.

1.	Key Operating Data

The Target Provincial Companies had a total of approximately 24.50 million mobile telecommunications subscribers as of 31 December 2003. Their estimated weighted average market share of mobile telecommunications subscribers was approximately 64.3% in the regions in which they operate as of 31 December 2003.

The following table sets out certain summary aggregated operating and other data of the Target Provincial Companies:

	As of or for the year ended 31 December
	2001	2002	2003
Subscribers (in thousands)	13,849	18,928	24,497
Contract Subscribers(1)	6,804	6,955	6,990
Prepaid Subscribers(1)	7,045	11,973	17,507
Market share (%)(2)	70.4	66.2	64.3
Total minutes of usage (in millions)	30,805	47,441	69,169
Average usage per user per month (minutes/user/month)	231	241	265
Contract Subscribers(1)	317	364	425
Prepaid Subscribers(1)	137	152	190
Average revenue per user per month (RMB/user/month)	119	91	79
Contract Subscribers(1)	169	143	141
Prepaid Subscribers(1)	64	53	50
(1)	For management reference purposes, contract subscribers are classified to include “GoTone” subscribers and subscribers who have signed service contracts with the Target Provincial Companies; while prepaid subscribers are classified to include subscribers of “Shenzhouxing”, “M-Zone” and local brands or packages targeting low usage volume users.

(2)	Calculated based on the total number of mobile telecommunications subscribers in the relevant geographical regions as estimated by the Target Provincial Companies.

The following table sets forth the respective number of subscribers and market share of the Target Provincial Companies for the dates indicated:

	As of 31 December
	2001	2002	2003
Subscribers (in thousands)
Neimenggu Mobile	1,512	2,177	3,079
Jilin Mobile	2,297	3,040	3,830
Heilongjiang Mobile	3,242	4,106	4,923
Guizhou Mobile	1,245	1,863	2,634
Yunnan Mobile	2,652	3,469	4,249
Xizang Mobile	113	207	309
Gansu Mobile	1,000	1,324	1,714
Qinghai Mobile	319	496	625
Ningxia Mobile	267	467	805
Xinjiang Mobile	1,202	1,779	2,329
Market share (%)(1)
Neimenggu Mobile	72.4	68.6	64.3
Jilin Mobile	67.2	65.7	66.6
Heilongjiang Mobile	66.2	62.4	58.5
Guizhou Mobile	73.7	75.8	79.9
Yunnan Mobile	78.5	69.0	67.6
Xizang Mobile	100.0	98.2	93.3
Gansu Mobile	69.9	63.9	61.9
Qinghai Mobile	75.9	64.2	62.3
Ningxia Mobile	64.1	66.9	65.7
Xinjiang Mobile	66.3	59.9	55.3
(1)	Calculated based on the total number of mobile telecommunications subscribers in the relevant geographical regions as estimated by the Target Provincial Companies.

The market demand for mobile telecommunications services in the regions in which the Target Provincial Companies operate remains strong, and the number of subscribers of each of the Target Provincial Companies has grown significantly during the period from 2001 to 2003. However, due to increased competition during the period from 2001 to 2003, the market share of mobile telecommunications subscribers of some of the Target Provincial Companies has slightly decreased. Nonetheless, each of the Target Provincial Companies continues to be the leading provider of mobile telecommunications services in its respective region.

The following table sets forth other selected key operating data of the Target Provincial Companies for the periods indicated:

	Year ended 31 December
	2001	2002	2003
Total minutes of usage (in millions)
Neimenggu Mobile	3,035	5,088	7,163
Jilin Mobile	5,088	6,410	11,227
Heilongjiang Mobile	7,287	10,228	13,940
Guizhou Mobile	2,779	5,883	9,264
Yunnan Mobile	6,345	9,245	11,577
Xizang Mobile	383	388	624
Gansu Mobile	1,824	2,887	5,471
Qinghai Mobile	640	1,182	1,348
Ningxia Mobile	634	1,170	1,842
Xinjiang Mobile	2,790	4,960	6,713
Average usage per user per month (minutes/user/month)
Neimenggu Mobile	233	230	227
Jilin Mobile	225	200	272
Heilongjiang Mobile	221	232	257
Guizhou Mobile	247	315	343
Yunnan Mobile	245	252	250
Xizang Mobile	372	202	202
Gansu Mobile	185	207	300
Qinghai Mobile	248	241	200
Ningxia Mobile	250	266	241
Xinjiang Mobile	236	277	272
Average revenue per user per month (RMB/user/month)
Neimenggu Mobile	120	89	72
Jilin Mobile	126	87	75
Heilongjiang Mobile	97	80	74
Guizhou Mobile	115	101	84
Yunnan Mobile	111	82	76
Xizang Mobile	252	195	144
Gansu Mobile	110	90	85
Qinghai Mobile	142	94	74
Ningxia Mobile	138	104	85
Xinjiang Mobile	149	105	90

As the penetration rate of mobile subscribers increases, the subscriber base of each of the Target Provincial Companies has grown rapidly. Although there has been an increase in the proportion of low-usage subscribers in the subscriber base, resulting in a decline in the average revenue per user per month for the Target Provincial Companies, the total minutes of usage and the total operating revenue of the Target Provincial Companies have increased significantly from 2001 to 2003.

The weighted average monthly churn rates (excluding internal switching between different services offered by the Target Provincial Companies) of the Target Provincial Companies for 2002 and 2003 were approximately 1.28% and 1.33%, respectively.

2.	Services and Products

The services of the Target Provincial Companies primarily include voice-related services and data services.

(i)	Voice-related Services of the Target Provincial Companies

The voice-related services of the Target Provincial Companies include basic voice-related services and value-added voice services. Basic voice-related services enable subscribers to make and receive calls with a mobile phone at any point within the coverage area of the mobile telecommunications network. Such services include local calls, domestic long distance calls, international long distance calls, intra-provincial roaming, inter-provincial roaming and international roaming. The Target Provincial Companies also provide IP-based long distance call services, which allow users to make domestic and international long distance calls at a relatively lower cost. The IP-based long distance call services of the Target Provincial Companies cover their entire respective service areas. Value-added voice services mainly include caller identity display, call waiting, call forwarding, call holding, voice mail, personalised ringing tones and others.

(ii)	Data Services of the Target Provincial Companies

(a)	Mobile Data Businesses

Each of the Target Provincial Companies conducts its various mobile data businesses under the “Monternet” brand. As a carrier of mobile data business, “Monternet” exemplifies the characteristics of “mobile, open”, making it possible for a large number of service providers (SP) to realise their individual creativity and competitive advantages, and to launch their products in the market quickly and efficiently. The Target Provincial Companies uphold the principles of “fairness, openness and `win-win’ co-operation” in the operation of “Monternet” and have entered into broad co-operation arrangements with various SP. Currently, there are many SP providing rich and interesting “Monternet”-based services, such as Short Message Services, WAP, Multimedia Messaging Service and “Treasure Box (Java)”.

•	Short Message Services. Short Message Services refer to services which employ the existing resources of GSM telecommunications networks and the corresponding functions of mobile telecommunications terminals to deliver and receive text messages, including subscriber-to-subscriber messages, “Monternet”-based short messages and others. Short Message Services offer the virtues of convenience and multi-functionality. This business has grown rapidly in recent years. The usage volume of Short Message Services of the Target Provincial Companies has experienced rapid growth increasing from 550 million messages in 2001 to 3,110 million messages in 2002 and 9,749 million messages in 2003, representing a compound annual growth rate of 321.0%. As of 31 December 2003, the total number of users of Short Message Services of the Target Provincial Companies reached approximately 14.48 million, accounting for approximately 59.1% of the total number of subscribers of the Target Provincial Companies.

•	Wireless Internet Access. The Target Provincial Companies provide wireless Internet access by utilising GPRS and WLAN technologies to access WAP websites and Internet websites.

GPRS, or General Packet Radio Service technology, supports a higher transmission rate than the traditional GSM cellular technology and enables network operators to provide more information and applications via a wireless connection. WAP, or Wireless Application Protocol, provides users utilising mobile handsets with WAP functionality with wireless connection protocol to the Internet. The usage of WAP-based services has grown significantly as the transmission speed and reliability improves.

WLAN, or Wireless Local Area Networks, is a wireless data transmission network which enables users to easily access local area networks via terminals with electromagnetic transmission and receiving functionalities such as local area networks computers. WLAN is a complement to, and an extension of, wired local area networks access. It supports up to 11 Mbps transmission speed under the 802.11b standard. The Target Provincial Companies have begun providing WLAN services at “hot spots”, such as airports, hotels, conference and exhibition centres and office buildings, within certain major cities.

•	Other mobile data services. The Target Provincial Companies have developed many new products to capture the fast growing mobile data market. New products include Multimedia Messaging Service, M-commerce, “Treasure Box (Java)”, “Mobile Mailbox” and others.

(b)	Internet Access Services

The Internet access services offered by the Target Provincial Companies to mobile and fixed-line users enable subscribers to connect to the Internet via the networks of the Target Provincial Companies by dialing the prefix “172XX”. The Target Provincial Companies also offer private integrated voice-related and Internet connection services to corporate subscribers.

Revenue from new businesses has increased from RMB275 million in 2001 to RMB768 million in 2002 and to RMB1,731 million in 2003, representing a compound annual growth rate of 150.9%.

3.	Tariffs

(i)	Basic Tariffs

Except under circumstances where promotional discounts are offered, the tariff structures and rates charged by the Target Provincial Companies for their services are similar to those of the Listed Group. The Listed Group and the Target Provincial Companies are subject to the same regulatory framework with respect to basic tariffs.

(ii)	Tariff Packages

All of the Target Provincial Companies offer tariff packages. There are different tariff packages schemes which offer different monthly fees covering different levels of basic usage and different charges per minute for usage exceeding the covered basic usage, value-added services at different rates and different levels of services for different customers. In broad terms, the higher the monthly fee of a tariff package, the greater the price concession, which illustrates the principle “call more, save more”. The tariff packages often incorporate different complimentary value-added services packages.

(iii)	Discounts and Promotions

Given the rapid growth in mobile penetration rates and increased competition, in order to remain competitive in terms of price and performance with other mobile telecommunications operators, the Target Provincial Companies provide certain discounts and promotional offers in and during corresponding regions and call periods targeting different customers. Such discounts and promotional offers mainly include rewards for the pre-payment of fees, free trials of value-added services, tariff discounts during off-peak hours and in low-traffic areas, and tariff discounts for specified call recipients.

4.	Sales and Customer Services

Sales Channels. The Target Provincial Companies sell their mobile services through an extensive network of proprietary sales outlets and retail outlets. As of 31 December 2003, the Target Provincial Companies had 1,409 proprietary sales outlets and 29,383 retail outlets, as set forth in the following table:

	Neimenggu (Inner Mongolia)	Jilin	Heilongjiang	Guizhou	Yunnan	Xizang (Tibet)	Gansu	Qinghai	Ningxia	Xinjiang	Total
Proprietary sales outlets	247	77	207	106	175	27	193	52	48	277	1,409
Retail outlets	2,685	6,883	5,601	3,098	5,913	280	1,953	690	633	1,647	29,383

Total	2,932	6,960	5,808	3,204	6,088	307	2,146	742	681	1,924	30,792

In addition to providing retail sales and network connection services, most of the proprietary sales outlets owned by the Target Provincial Companies also provide subscribers under different brands with differentiated services such as billing information and payment collection, services consultation, handset repair and other customer services. In addition, most of the proprietary sales outlets owned by the Target Provincial Companies provide training and service demonstrations to retail outlets.

The retail outlets sell the Target Provincial Companies’ mobile services according to agency agreements with the Target Provincial Companies. In connection with these sales, all applicable fees payable after initial connection are paid to the Target Provincial Companies.

Market Segmentation Strategy. As subscriber demand for mobile telecommunications becomes more varied and complex, each of the Target Provincial Companies has conducted research on market segmentation and has launched brands and products which cater to the specific needs of different subscriber groups.

The Target Provincial Companies mainly promote three brands, each with a different focus. “GoTone” targets high to middle-end subscribers. The new brand “M-Zone” targets the young user group which, through the integration of voice and data services, has achieved sound results. “Shenzhouxing” targets the mass market.

Each of the Target Provincial Companies has introduced VPMN services to its corporate subscribers. VPMN, or Virtual Private Mobile Network services, feature a “virtual” private telecommunications network provided to corporate subscribers as an overlay upon the basic public telecommunications network, which enables corporate internal telecommunications functions such as speed dialing and information broadcasting. VPMN has been implemented in certain market segments with a targeted approach. The Target Provincial Companies provide comprehensive solutions to corporate customers through VPMN, which not only enhances the loyalty of corporate customers and stimulates usage, but also attracts potential customers to subscribe to the services of the Target Provincial Companies.

Customer Services. The after-sales customer support service centres of the Target Provincial Companies offer 24-hour staff-answering and automatic-answering service hotlines in their respective service areas, dealing with customer enquiries on services and billing, as well as handling customer complaints. In order to retain high-value and corporate customers and enhance customer satisfaction, all of the Target Provincial Companies offer a series of after-sale services targeted at high-value and corporate customers, including dedicated account executives, on-site visits and systems for collecting comments and handling complaints.

Customer Retention. As a result of increasing competition, the Target Provincial Companies place great emphasis on customer retention. The strategy of the Target Provincial Companies is to win and retain high-value customers by providing high quality services to the satisfaction of customers. Bonus point reward schemes represent an important measure by each of the Target Provincial Companies to retain high-value customers. Customers are identified and grouped as diamond, gold, silver and VIP card members according to their respective value contribution and points accrued. Different levels of membership entitle members to different privileges. In addition, some of the high-value customers may use their accumulated bonus points and/or commit future usage charges in exchange for gifts, such as free flight mileage and free calling minutes, and mobile handsets discounts.

Churn Management. The Target Provincial Companies have devised internal monitoring systems to detect subscribers who are prone to discontinue their subscriptions. The churn alert system prompts customer service representatives to proactively approach those subscribers, and customers who have recently discontinued their service, to improve customer relations and minimise churn.

Credit Control. Each of the Target Provincial Companies has implemented subscriber registration procedures, such as identity checks for individual contract-based customers and similar information checks for corporate customers, to assist in credit control. In certain situations, the Target Provincial Companies require contract subscribers to pay a deposit representing a certain amount of usage charges before mobile services are activated. For each Target Provincial Company, the actual usage charges incurred are verified against the balance of the amount deposited at regular intervals on a daily basis, and if there are unusual circumstances, appropriate and effective control measures will be implemented. Direct debit services are available in each geographical region. The accounts of contract subscribers are required to be settled on a monthly basis, and a late payment fee is imposed on each subscriber whose account balance is not settled by the monthly due date. If the subscriber’s account remains overdue, the subscriber’s services will be deactivated and such subscribers must pay all overdue amounts, including applicable late payment fees, to reactivate services. To further control credit risk, the Target Provincial Companies have expanded the sphere of service offerings that require subscribers to pre-pay for services.

Trademark. The Target Provincial Companies market their services under the “CHINA MOBILE” trademark, which is the trademark used throughout Mainland China by CMCC. The Company has entered into a licence agreement with CMCC for the use of the “CHINA MOBILE” trademark in the regions and in connection with businesses which the Listed Group currently operates in Mainland China. The licence agreement also permits the Company to authorise third parties to use the “CHINA MOBILE” trademark within specified regions and in connection with specified businesses. The Target Companies, other than Jingyi Design Institute, have entered into similar licence agreements with CMCC.

5.	Interconnection

Like the Listed Group’s existing networks, the networks of each of the Target Provincial Companies interconnect with the local public fixed line network of China Telecommunications Corporation or China Netcom Group. Each of the Target Provincial Companies has an interconnection agreement with the relevant subsidiary or branch of China Telecommunications Corporation or China Netcom Group that operates the fixed line network within its region.

Each of the Target Provincial Companies has entered into an interconnection and settlement agreement with the relevant subsidiary or branch of China Unicom which allows its network to interconnect with China Unicom’s telecommunications network within its region.

Each of the Target Provincial Companies has entered into an interconnection and settlement agreement with the relevant branch of China Railcom which allows its network to interconnect with China Railcom’s telecommunications network within its region.

6.	Roaming

As of 31 December 2003, each of the Target Provincial Companies provides its subscribers with roaming capabilities throughout Mainland China and in 155 countries and regions (including Hong Kong, Macau and Taiwan) around the world.

7.	Networks, Spectrum, Number Resources and Capital Expenditures

Mobile Telecommunications Networks. Superior networks with extensive coverage that support high quality and reliable transmission provide a competitive advantage to the Target Provincial Companies. As of 31 December 2003, the networks of the Target Provincial Companies covered virtually all of the cities and counties and the major roads and highways within their respective geographic regions. The average population coverage rate was approximately 80%.

As of 31 December 2003, the Target Provincial Companies had an aggregate of 182 mobile switching centres, 20,847 base stations, an aggregate wireless network capacity of 29.33 million subscribers, and a weighted average utilisation rate of approximately 84%.

Transmission Infrastructure. The Target Provincial Companies have acquired and constructed transmission networks in certain high-traffic areas after carrying out cost-benefit analysis, in order to bolster the competitiveness, operational flexibility and long-term profitability of the Target Provincial Companies. In addition, the Target Provincial Companies lease some transmission lines, and pay fees based on tariff schedules stipulated by the relevant regulatory authorities, which may be discounted in certain cases. Decisions to acquire, construct or lease transmission lines are made by the Target Provincial Companies in order to maximise commercial advantage.

Spectrum. The Target Provincial Companies have each been approved by the MII to use 34 MHz of spectrum to operate their mobile telecommunications networks, for transmission and for reception, respectively, in the 900 MHz frequency band and the 1800 MHz frequency band. The Target Provincial Companies believe that they have sufficient spectrum resources to support their future user growth and business development.

Number Resources. According to the “Measures for Administration of Number Resources for Telecommunications Networks” promulgated by the MII, the MII is responsible for the administration of number resources nationwide. The Target Provincial Companies have been approved by the MII to use network number codes including “135”, “136”, “137”, “138” and “139” for the customers of their GSM mobile telecommunications networks, “17950” and “17951” as the network number codes for their IP telephone networks, and “172XX” as the network number codes for their Internet access services. According to the “Telecommunications Regulations” of the PRC, telecommunications operators in Mainland China are required to pay fees for the use of number resources. However, rules regulating these standard charges and the methods of collecting charges have not yet been promulgated.

Capital Expenditure. The capital expenditures of the Target Companies for the year 2001, 2002 and 2003 were RMB15,975 million, RMB11,387 million and RMB9,373 million, respectively. The Company estimates that the Target Companies will require an aggregate of approximately US$2.956 billion for capital expenditures from 2004 through to the end of 2006 primarily for the development, optimisation and expansion of their networks, the appropriate deployment of transmission and support systems and the development of new technologies and new businesses.

The following sets forth the planned total capital expenditure requirements of the Target Companies for the periods indicated. Actual future capital expenditures may differ from the amounts indicated below.

	(RMB in millions)	(US$ in millions)
2004	8,547	1,033
2005	8,375	1,012
2006	7,539	911

Total	24,461	2,956

8.	Employees

As of 31 December 2003, the Target Companies employed 18,222 employees in total. The following table sets forth information regarding employees of the Target Companies as of 31 December 2003:

Management	4,115
Technical and engineering	5,233
Sales and marketing	6,927
Financial and accounting	768
Administrative and others	1,179

Total	18,222

9.	Competition

China Unicom operates through its subsidiaries or branches in the regions in which the Target Provincial Companies operate. The Chinese government currently allows China Unicom to set its mobile service tariffs at levels that are as much as 10% below the government guidance rates.

CMCC (including the Listed Group) and the Target Provincial Companies provide mobile telecommunications services over a unified GSM network. China Unicom provides mobile telecommunications services over GSM and CDMA networks in the operating regions of all Target Provincial Companies except Xizang (Tibet) where China Unicom only provides CDMA network coverage.

Apart from “Haoyitong” in Xizang (Tibet), China Telecommunications Corporation or China Netcom Group offers local wireless access services (i.e. “Xiaolingtong”) in the regions in which the Target Provincial Companies operate. “Xiaolingtong” services are local telecom services based on the PAS (Personal Access System) technology which provide subscribers with wireless access in a low-mobility environment through radio base stations with short-distance coverage.

The Target Provincial Companies are facing increasing competition from other operators. China Unicom, China Telecommunications Corporation and China Netcom Group launch promotional offers such as handset subsidies and tariff packages from time to time to attract customers. China Telecommunications Corporation and China Netcom Group also offer “Xiaolingtong” services along with fixed line services as a package. Despite increasing competition, the Target Provincial Companies have significant competitive advantages over other operators in terms of the quality of their mobile telecommunications networks, their financial resources, the experience and quality of their management and employees, their widely-recognised trademark and brand names, their broad distribution networks and their focus on customer services and extensive range of value-added services. It is expected that the Target Provincial Companies will remain the leaders in the mobile telecommunications market in the regions in which they operate.

Businesses of CMC and Jingyi Design Institute

CMC carries out certain network and business coordination functions for the Target Provincial Companies and the Listed Group. Such functions include, among other things, the coordination of network operations, network construction projects and nation-wide advertising and marketing campaigns, the coordination of spectrum, the operation of national roaming settlement and billing backup facilities, research and development (including the setting and the coordination of technical specifications and standards) and certain administrative functions.

Jingyi Design Institute is a leading large-scale telecommunications network planning and design institute operating in the PRC. It primarily provides design and consulting services for telecommunications operators. Jingyi Design Institute has the capability and the necessary qualifications to carry out large-scale and sophisticated work in the design of wireless and wireline telecommunications networks, which may include switching, radio, transmission and satellite networks for both voice and data communications. Through its subsidiary, Jingyi Design Institute also provides construction project supervisory services. Its major customers are CMCC, China Telecommunications Corporation, China Unicom, China Netcom Group and China Satellite Communications Corporation. The rapid development of the telecommunications industry in Mainland China has boosted the demand for telecommunications design and consulting services.

Properties

The Target Companies own certain buildings and real properties, which are utilised as offices, retail outlets, base stations and other technical facilities, and other ancillary buildings. The Target Companies have also leased various properties for use as offices, sales outlets, technical facilities, cell sites and switching equipment from other subsidiaries of CMCC.

Legal Proceedings

None of the Target Companies is involved in or threatened with any litigation or claims of material importance.

FINANCIAL INFORMATION

The following is a summary of the combined results of the Target Group for each of the three years ended 31 December 2001, 2002 and 2003, prepared in accordance with generally accepted accounting principles in Hong Kong (“Hong Kong GAAP”) and extracted from the accountants’ report to be included in the Shareholders’ circular to be issued by the Company:

Combined Income Statements

	Year ended 31 December
	2001	2002	2003
	RMB million	RMB million	RMB million
	(audited)	(audited)	(audited)
Operating revenue (Turnover)
Usage fees	11,726	13,019	14,675
Monthly fees	2,971	3,202	3,401
Connection fees	66	—	—
Other operating revenue	1,117	1,622	2,569

	15,880	17,843	20,645

Operating expenses
Leased lines	(779)	(840)	(683)
Interconnection	(1,118)	(1,217)	(1,343)
Depreciation	(3,859)	(5,385)	(6,664)
Personnel	(1,424)	(1,684)	(2,021)
Other operating expenses	(5,443)	(6,040)	(7,416)

	(12,623)	(15,166)	(18,127)

Profit from operations	3,257	2,677	2,518
Deficit on revaluation of fixed assets(1)	—	—	(3,470)
Other net income	363	311	203
Non-operating net income	71	107	93
Interest income	67	56	53
Finance costs	(238)	(165)	(127)

Profit/(loss) from ordinary activities before taxation	3,520	2,986	(730)
Taxation	(927)	(772)	(628)

Net profit/(loss)	2,593	2,214	(1,358)

(1)	In connection with the Acquisition, the fixed assets of the Target Group as at 31 December 2003 were revalued on a replacement cost basis as required by the relevant PRC rules and regulations. It represents the deficit arising from the revaluation of fixed assets.

The following is a summary of the combined balance sheets of the Target Group as at 31 December 2001, 2002 and 2003 prepared in accordance with HK GAAP and extracted from the accountants’ report to be included in the Shareholders’ circular to be issued by the Company:

Combined Balance Sheets

	At 31 December
	2001	2002	2003
	RMB million	RMB million	RMB million
	(audited)	(audited)	(audited)
Non-current assets
Fixed assets	24,799	34,701	33,996
Construction in progress	8,890	4,661	5,059
Deferred tax assets	408	705	75

	34,097	40,067	39,130

Current assets
Inventories	384	370	330
Amounts due from ultimate holding company	1,280	642	381
Accounts receivable	775	702	602
Other receivables	700	636	408
Prepayments and other current assets	374	413	502
Deposits with banks	112	83	125
Cash and cash equivalents	2,894	1,714	1,171

	6,519	4,560	3,519

Current liabilities
Bank loans and other interest-bearing borrowings	(4,077)	(6,948)	(5,140)
Bills payable	(20)	(42)	(24)
Current instalments of obligations under finance leases	(154)	(46)	(10)
Current portion of deferred revenue	(253)	(424)	(712)
Amounts due to group companies	(11,952)	(3,003)	(3,073)
Accounts payable	(4,739)	(4,061)	(4,370)
Accrued expenses and other payables	(2,748)	(3,198)	(3,384)
Tax payable	(197)	(68)	(5)

	(24,140)	(17,790)	(16,718)

Net current liabilities	(17,621)	(13,230)	(13,199)

Total assets less current liabilities	16,476	26,837	25,931

Non-current liabilities
Bank loans and other interest-bearing borrowings	(2,092)	—	—
Obligations under finance leases, excluding current instalments	(50)	(11)	—
Deferred revenue, excluding current portion	(78)	(205)	(165)
Deferred tax liabilities	(984)	(1,260)	—

	(3,204)	(1,476)	(165)

NET ASSETS	13,272	25,361	25,766

OWNER’S EQUITY	13,272	25,361	25,766

Additional detailed information regarding the Target Group’s historical financial information will be set out in the Shareholders’ circular to be issued by the Company.

PROSPECTIVE FINANCIAL INFORMATION

The Company and the Target Companies believe that, on the basis and the assumptions to be disclosed in the Shareholders’ circular, the combined net profit of the Target Group for the year ending 31 December 2004 is unlikely to be less than RMB3,117 million (equivalent to approximately HK$2,924 million) under Hong Kong GAAP. The letters from the reporting accountants and the Company’s financial advisers in connection with the profit forecast will be set out in the Shareholders’ circular to be issued by the Company.

RELATIONSHIP WITH CMCC AND CONNECTED TRANSACTIONS

Upon completion of the Acquisition, CMCC will remain our ultimate controlling shareholder, indirectly holding an approximately 75.7% interest in the issued share capital of the Company. CMCC will be responsible for the operations of its subsidiaries (other than the Combined Group) and will exercise its rights as our controlling shareholder, while the Listed Group will be responsible for the operations of its mobile businesses throughout Mainland China.

A number of transactions have been entered into between the Target Companies and subsidiaries of CMCC, which will constitute continuing connected transactions for the Company under the Listing Rules upon completion of the Acquisition. These transactions include:

(a)	property leasing and property management services in relation to properties leased by the Target Companies and CMCC;

(b)	telecommunications project planning, design and construction services provided by subsidiaries of CMCC to certain of the Target Provincial Companies;

(c)	telecommunications line and pipeline construction services provided by subsidiaries of CMCC to certain of the Target Provincial Companies; and

(d)	telecommunications line maintenance services provided by subsidiaries of CMCC to certain of the Target Provincial Companies.

Because the above connected transactions are conducted on normal commercial terms and the value of the consideration furnished under each category of connected transactions listed above is less than the de minimus benchmark set out in Rule 14A.33(3) of the Listing Rules, these connected transactions are exempt from the reporting, announcement and independent shareholders approval requirements under the Listing Rules.

PRO FORMA IMPACT ON THE LISTED GROUP’S AUDITED RESULTS

Assuming that the Acquisition had taken place on 1 January 2003, the pro forma operating revenue, adjusted EBITDA and net profit of the Combined Group for the year ended 31 December 2003 are set out below.

	For the year ended 31 December 2003
	Before Acquisition		After Acquisition
	Target Group Historical	The Listed Group Historical	Pro forma adjustments	Note		Combined Group
	(RMB millions)	(RMB millions)	(RMB millions)			(RMB millions)
Operating revenue	20,645	158,604	(181)	(a	)	179,068
Adjusted EBITDA	9,385	92,278				101,663
Net profit before revaluation deficit	2,112	35,556	633	(b	)	37,467
			(169)	(c	)
			(354)	(d	)
			(222)	(e	)
			(89)	(f	)
Deficit on revaluation of fixed assets	(3,470)	—				(3,470)
Net (loss)/profit	(1,358)	35,556				33,997

(a)	Elimination of the intercompany transactions between the Target Group and the Listed Group on a combined basis.

(b)	In conection with the Acquisition, the Target Group’s fixed assets were revalued as at 31 December 2003 as required by the relevant PRC rules and regulations, resulting in a net revaluation deficit recorded on such date. The adjustment represents the reduction in depreciation charges resulting from the revaluation of the fixed assets as if the revaluation result had been recorded on 1 January 2003.

(c)	To adjust for reduction in the interest income for the initial cash consideration to be taken from the internal resources of the Listed Group as if the transaction had taken place on 1 January 2003.

(d)	To record the interest expense of the deferred consideration at 2.595% per annum as if the Acquisition had taken place on 1 January 2003. The interest expense is not deductible for taxation purposes.

(e)	To record the amortisation of positive goodwill as a result of the acquisition of the Target Companies as if the acquisition had taken place on 1 January 2003. The amortisation is calculated to write off the cost of positive goodwill on a straight line basis over 20 years.

(f)	To record the tax effect of the proforma adjustment described in note (b) and (c) above.

The unaudited pro forma balance sheet of the Combined Group as at 31 December 2003 will be included in the shareholders’ circular to be issued by the Company.

The unaudited pro forma financial information of the Combined Group is based on a number of assumptions, estimates, uncertainties and currently available information, and is provided for illustrative purposes. Accordingly, as a result of the uncertain nature of the unaudited pro forma financial information of the Combined Group, it may not give a true picture of the actual financial position or results of the Combined Group’s operations that would have been attained had the Acquisition actually occurred on the date indicated herein. Further, the unaudited pro forma financial information of the Combined Group does not purport to predict the Combined Group’s future financial position or results of operations.

The unaudited pro forma financial information of the Combined Group should be read in conjunction with the Accountants’ Report of the Target Group, the financial information of the Listed Group, the financial information of the Combined Group and other financial information to be included in the Shareholders’ circular to be issued by the Company.

Definitions

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Acquisition”	the proposed acquisition by the Company of the entire issued share capital of each of the Target BVI Companies pursuant to the Acquisition Agreement, as further described in this announcement

“Acquisition Agreement”	the conditional sale and purchase agreement dated 28 April 2004 made between the Company, CMBVI and CMCC relating to the Acquisition

“adjusted EBITDA”	earnings before interest income, interest expense, non-operating income (expenses), taxation, depreciation and amortisation, and deficit on revaluation of fixed assets

“Anhui Mobile”	Anhui Mobile Communication Company Limited, a wholly foreign-owned enterprise established under the laws of the PRC

“Associates”	as defined in the Listing Rules

“Beijing Mobile”	Beijing Mobile Communication Company Limited, a wholly foreign-owned enterprise established under the laws of the PRC

“Board”	the board of directors of the Company

“Business Day”	a day (excluding Saturdays) on which banks are generally open in Hong Kong and the PRC for the transaction of normal banking business

“CDMA”	Code Division Multiple Address technology, a digital transmission technology using various coding sequences to mix and separate voice and data signals for wireless transmission

“China Netcom Group”	China Network Communications Group Corporation, a company established under the laws of the PRC

“China Railcom”	China Railway Communication Co., Ltd., a company established under the laws of the PRC

“China Telecommunications Corporation”	China Telecommunications Corporation, a company established under the laws of the PRC

“China Unicom”	China United Telecommunications Corporation, a company established under the laws of the PRC

“Chongqing Mobile”	Chongqing Mobile Communication Company Limited, a wholly foreign-owned enterprise established under the laws of the PRC

“CMBVI”	China Mobile Hong Kong (BVI) Limited, a company incorporated in the British Virgin Islands and the immediate controlling shareholder of the Company

“CMC”	China Mobile Communication Company Limited, a company established in Beijing on 27 February 2004 under the laws of the PRC and wholly-owned by CMC BVI

“CMC BVI”	China Mobile Communication (BVI) Limited, a company incorporated on 4 March 2004 in the British Virgin Islands

“CMCC”	China Mobile Communications Corporation, a state-owned enterprise established under the laws of the PRC and the ultimate controlling shareholder of the Company

“CMHKG”	China Mobile (Hong Kong) Group Limited, a company incorporated in Hong Kong and an indirect controlling shareholder of the Company

“Combined Group”	the Company, its existing subsidiaries, the Target BVI Companies and the Target Companies

“Companies Ordinance”	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)

“Company” or “CMHK”	China Mobile (Hong Kong) Limited, a company incorporated in Hong Kong whose shares are listed on the Stock Exchange and American Depositary Shares are listed on the New York Stock Exchange

“Convertible Noteholders”	holders of the Convertible Notes

“Convertible Notes”	2.25% convertible notes due 2005 of the Company

“Directors”	the directors of the Company

“Extraordinary General Meeting”	the extraordinary general meeting of the Company to be convened on 16 June 2004 or any adjournment thereof

“Fujian Mobile”	Fujian Mobile Communication Company Limited, a wholly foreign-owned enterprise established under the laws of the PRC

“Gansu Mobile”	Gansu Mobile Communication Company Limited, a company established in Gansu on 29 January 2004 under the laws of the PRC and wholly-owned by Gansu Mobile BVI

“Gansu Mobile BVI”	Gansu Mobile (BVI) Limited, a company incorporated on 4 March 2004 in the British Virgin Islands

“GSM”	Global System for Mobile Communications, a pan-European mobile telephone system based on digital transmission and cellular network architecture with roaming capability

“Guangdong Mobile”	Guangdong Mobile Communication Company Limited, a wholly foreign-owned enterprise established under the laws of the PRC and a wholly-owned subsidiary of the Company

“Guangxi Mobile”	Guangxi Mobile Communication Company Limited, a wholly foreign-owned enterprise established under the laws of the PRC

“Guizhou Mobile”	Guizhou Mobile Communication Company Limited, a company established in Guizhou on 19 January 2004 under the laws of the PRC and wholly-owned by Guizhou Mobile BVI

“Guizhou Mobile BVI”	Guizhou Mobile (BVI) Limited, a company incorporated on 4 March 2004 in the British Virgin Islands

“Hainan Mobile”	Hainan Mobile Communication Company Limited, a wholly foreign-owned enterprise established under the laws of the PRC

“Hebei Mobile”	Hebei Mobile Communication Company Limited, a wholly foreign-owned enterprise established under the laws of the PRC

“Heilongjiang Mobile”	Heilongjiang Mobile Communication Company Limited, a company established in Heilongjiang on 2 February 2004 under the laws of the PRC and wholly-owned by Heilongjiang Mobile BVI

“Heilongjiang Mobile BVI”	Heilongjiang Mobile (BVI) Limited, a company incorporated on 4 March 2004 in the British Virgin Islands

“Henan Mobile”	Henan Mobile Communication Company Limited, a wholly foreign-owned enterprise established under the laws of the PRC

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	Hong Kong Special Administrative Region of the People’s Republic of China

“Hubei Mobile”	Hubei Mobile Communication Company Limited, a wholly foreign-owned enterprise established under the laws of the PRC

“Hunan Mobile”	Hunan Mobile Communication Company Limited, a wholly foreign-owned enterprise established under the laws of the PRC

“Independent Board Committee”

the committee of Directors, consisting of Lo Ka Shui, Frank Wong Kwong Shing and Moses Cheng Mo Chi, Independent Non-executive Directors, formed to advise the Independent Shareholders in respect of the terms of the Acquisition

“Independent Shareholders”	Shareholders other than CMBVI and its Associates

“Interest Determination Date”

each of the following dates (or if that date falls on a non-Business Day, then on the next Business Day), the first being the second Business Day preceding the date of the Acquisition Agreement, or 26 April 2004, and thereafter 26 April 2006, 26 April 2008, 26 April 2010, 26 April 2012, 26 April 2014, 26 April 2016 and 26 April 2018

“Jiangsu Mobile”	Jiangsu Mobile Communication Company Limited, a wholly foreign-owned enterprise established under the laws of the PRC

“Jiangxi Mobile”	Jiangxi Mobile Communication Company Limited, a wholly foreign-owned enterprise established under the laws of the PRC

“Jilin Mobile”	Jilin Mobile Communication Company Limited, a company established in Jilin on 18 January 2004 under the laws of the PRC and wholly owned by Jilin Mobile BVI

“Jilin Mobile BVI”	Jilin Mobile (BVI) Limited, a company incorporated on 4 March 2004 in the British Virgin Islands

“Jingyi Design Institute”	Beijing P&T Consulting & Design Institute Company Limited, a company established in Beijing on 15 March 2004 under the laws of the PRC and wholly-owned by Zhongjing Design Institute BVI

“Liaoning Mobile”	Liaoning Mobile Communication Company Limited, a wholly foreign-owned enterprise established under the laws of the PRC

“Listed Group”	the Company and its existing subsidiaries

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Mainland China”	China, other than Hong Kong, Macau and Taiwan

“MII”	Ministry of Information Industry of the PRC, or where the context so requires, its predecessor, the former Ministry of Posts and Telecommunications

“Neimenggu Mobile”	Neimenggu Mobile Communication Company Limited, a company established in Neimenggu (Inner Mongolia) on 16 January 2004 under the laws of the PRC and wholly-owned by Neimenggu Mobile BVI

“Neimenggu Mobile BVI”	Neimenggu Mobile (BVI) Limited, a company incorporated on 4 March 2004 in the British Virgin Islands

“Ningxia Mobile”	Ningxia Mobile Communication Company Limited, a company established in Ningxia on 30 January 2004 under the laws of the PRC and wholly-owned by Ningxia Mobile BVI

“Ningxia Mobile BVI”	Ningxia Mobile (BVI) Limited, a company incorporated on 4 March 2004 in the British Virgin Islands

“Noteholders”	holders of the Notes

“Notes”	7 7/8% notes due 2004 of the Company

“PRC” or “China”	The People’s Republic of China

“Qinghai Mobile”	Qinghai Mobile Communication Company Limited, a company established in Qinghai on 2 February 2004 under the laws of the PRC and wholly-owned by Qinghai Mobile BVI

“Qinghai Mobile BVI”	Qinghai Mobile (BVI) Limited, a company incorporated on 4 March 2004 in the British Virgin Islands

“RMB”	Renminbi, the lawful currency of the PRC

“Rothschild”

N M Rothschild & Sons (Hong Kong) Limited, an authorised financial institution deemed to have been registered under section 119(1) of the Securities and Futures Ordinance for Types 1, 4, 6 and 9 regulated activities from 1 April 2003 (previously an investment adviser registered with the Securities and Futures Commission) and the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the terms of the Acquisition

“Securities and Futures Ordinance”	the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)

“Shaanxi Mobile”	Shaanxi Mobile Communication Company Limited, a wholly foreign-owned enterprise established under the laws of the PRC

“Shandong Mobile”	Shandong Mobile Communication Company Limited, a wholly foreign-owned enterprise established under the laws of the PRC

“Shanghai Mobile”	Shanghai Mobile Communication Company Limited, a wholly foreign-owned enterprise established under the laws of the PRC

“Shanxi Mobile”	Shanxi Mobile Communication Company Limited, a wholly foreign-owned enterprise established under the laws of the PRC

“Share(s)”	ordinary share(s) of HK$0.10 each in the capital of the Company

“Shareholders”	holders of Shares

“Sichuan Mobile”	Sichuan Mobile Communication Company Limited, a wholly foreign-owned enterprise established under the laws of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Target BVI Companies”

Neimenggu Mobile BVI, Jilin Mobile BVI, Heilongjiang Mobile BVI, Guizhou Mobile BVI, Yunnan Mobile BVI, Xizang Mobile BVI, Gansu Mobile BVI, Qinghai Mobile BVI, Ningxia Mobile BVI, Xinjiang Mobile BVI, Zhongjing Design Institute BVI and CMC BVI

“Target Companies”	Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xinjiang Mobile, Jingyi Design Institute and CMC

“Target Group”	the group of companies comprising the Target Companies

“Target Provincial Companies”	Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile and Xinjiang Mobile

“Tianjin Mobile”	Tianjin Mobile Communication Company Limited, a wholly foreign-owned enterprise established under the laws of the PRC

“US dollars” or “US$”	United States dollars, the lawful currency of the United States of America

“Xinjiang Mobile”	Xinjiang Mobile Communication Company Limited, a company established in Xinjiang on 3 February 2004 under the laws of the PRC and wholly-owned by Xinjiang Mobile BVI

“Xinjiang Mobile BVI”	Xinjiang Mobile (BVI) Limited, a company incorporated on 4 March 2004 in the British Virgin Islands

“Xizang Mobile”	Xizang Mobile Communication Company Limited, a company established in Xizang (Tibet) on 9 February 2004 under the laws of the PRC and wholly-owned by Xizang Mobile BVI

“Xizang Mobile BVI”	Xizang Mobile (BVI) Limited, a company incorporated on 4 March 2004 in the British Virgin Islands

“Yunnan Mobile”	Yunnan Mobile Communication Company Limited, a company established in Yunnan on 19 January 2004 under the laws of the PRC and wholly-owned by Yunnan Mobile BVI

“Yunnan Mobile BVI”	Yunnan Mobile (BVI) Limited, a company incorporated on 4 March 2004 in the British Virgin Islands

“Zhejiang Mobile”	Zhejiang Mobile Communication Company Limited, a wholly foreign-owned enterprise established under the laws of the PRC and a wholly-owned subsidiary of the Company

“Zhongjing Design Institute BVI”	Beijing P&T Consulting & Design Institute (BVI) Limited, a company incorporated on 4 March 2004 in the British Virgin Islands

For your convenience and unless otherwise specified, this announcement contains translations between RMB and US dollars at RMB8.2767 = US$1.00, between RMB and Hong Kong dollars at RMB1.0661 = HK$1.00, and between Hong Kong dollars and US dollars at HK$7.7636 = US$1.00, the prevailing rates on 31 December 2003. The translations are not representations that the RMB, Hong Kong dollar and US dollar amounts could actually be converted at those rates, if at all.

FURTHER INFORMATION

CMBVI currently owns approximately 75.7% of the issued share capital of the Company. The total assets of the Listed Group as at 31 December 2003 was approximately RMB307,303 million (equivalent to approximately HK$288,250 million). The total assets of the Target BVI Companies and their subsidiaries, which are the subject of the Acquisition, were approximately 13.9% of the total assets of the Listed Group for the financial year ended 31 December 2003. For the financial year ended 31 December 2003, the revenue attributable to the Target BVI Companies and their subsidiaries, was approximately 13.0% of the revenue of the Listed Group. The consideration for the Acquisition represented approximately 6.9% of the total market capitalisation of the Company as of 26 April 2004. Accordingly, under the Listing Rules, the Acquisition constitutes both a discloseable transaction and a connected transaction for the Company.

CMBVI (and its associates), being a connected person of the Company, will abstain from voting its shares on the ordinary resolution to approve the Acquisition. The vote of the Independent Shareholders at the Extraordinary General Meeting shall be taken by poll.

A circular containing, among other things, details of the terms of the Acquisition, letters from the Independent Board Committee and from Rothschild as independent financial adviser to the Independent Board Committee and the Independent Shareholders, further financial information of the Target Group and a notice to the Shareholders convening an extraordinary general meeting to approve the terms of the Acquisition, will be despatched to the Shareholders and, for information only, Noteholders and Convertible Noteholders as soon as practicable.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Xiaochu, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Mr. He Ning, Mr. Li Gang and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Mr. Moses Cheng Mo Chi as independent non-executive directors and Mr. Zhang Ligui and Dr. J. Brian Clark as non-executive directors.

Save as disclosed above, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

By Order of the Board

China Mobile (Hong Kong) Limited

Wang Xiaochu

Chairman and Chief Executive Officer

Hong Kong, 28 April 2004